Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Zogenix Inc. for the registration of $100,000,000 of common stock, preferred stock, debt securities, warrants and units and for the registration of 11,995,202 shares of its common stock and to the incorporation by reference therein of our reports dated March 7, 2014, with respect to the consolidated financial statements of Zogenix Inc., and the effectiveness of internal control over financial reporting of Zogenix Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California
November 6, 2014